                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          THE WILLIAMS COMPANIES, INC.
         (Name of Subject Company (issuer) and Filing Person (offeror))

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    969457100
                      (CUSIP Number of Class of Securities)

                            BRIAN K. SHORE, SECRETARY
                          THE WILLIAMS COMPANIES, INC.
                               ONE WILLIAMS CENTER
                              TULSA, OKLAHOMA 74172
                                 (918) 573-2000
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)


                                   Copies to:

                               PAMELA BAKER, ESQ.
                              STEPHEN E. FOX, ESQ.
                          SONNENSCHEIN NATH & ROSENTHAL
                                8000 SEARS TOWER
                             CHICAGO, ILLINOIS 60606
                                 (312) 876-7934

                            CALCULATION OF FILING FEE

            TRANSACTION VALUATION                    AMOUNT OF FILING FEE
            ---------------------                    --------------------
               Not Applicable*                          Not Applicable*

----------
* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable.

Form or Registration No.:  Not applicable.

Filing Party:  Not applicable.

Date Filed:  Not applicable.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]




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
 EXCERPT FROM INTERNAL PRESS RELEASE:


         A tally of stockholder votes... accepted a proposal for an employee stock-option exchange program.



         WE ADVISE YOU TO READ THE TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE IN MAY 2003 BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. YOU CAN GET THE TENDER OFFER STATEMENT AND OTHER FILED DOCUMENTS FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION WEBSITE AT WWW.SEC.GOV. YOU CAN ALSO GET THE TENDER OFFER STATEMENT, WHEN AVAILABLE, FOR FREE FROM WILLIAMS BY EMAILING STOCKOPTIONS@WILLIAMS.COM





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